AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 3, 2018

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the

Securities Exchange Act Of 1934

MFS Investment Grade Municipal Trust

(Name of Subject Company (Issuer))

MFS Investment Grade Municipal Trust

(Name of Filing Person (Issuer))

Common Shares, Without Par

(Title of Class of Securities)

59318B108

(CUSIP Number of Class of Securities)

Christopher R. Bohane

Massachusetts Financial Services Company

111 Huntington Avenue

Boston, MA 02199

Telephone: (617) 954-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David C. Sullivan

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$7,448,728 (a)	$927.37 (b)
(a)	Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transactional Value was calculated by multiplying 738,668 shares in the offer (7.5% of the total number of common shares outstanding) by $10.084 (98% of the net asset value per share of $10.29 as of the close of regular trading on the New York Stock Exchange on March 21, 2018).
(b)	Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on the Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2018 by MFS Investment Grade Municipal Trust, a closed-end management investment company (the “Fund”) in connection with the Fund’s offer to purchase for cash up to 7.5% or 738,668 shares of its outstanding common shares, without par value, upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated April 3, 2018 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”), at a purchase price equal to 98% of the Fund’s net asset value per share determined as of May 2, 2018 at the close of ordinary trading on the New York Stock Exchange.

This Amendment No. 1 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(3) of the Exchange Act.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 1 in answer to Items 1 through 9 and Item 11 of the Schedule TO.

Item 10.

Not applicable.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iv) Press Release issued on May 3, 2018.

Item 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MFS Investment Grade Municipal Trust

By:	/s/ Christopher R. Bohane
Name:	Christopher R. Bohane
Title:	Assistant Secretary and Assistant Clerk

Dated as of: May 3, 2018

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase dated April 3, 2018. [1]

(a)(1)(ii)	Form of Letter of Transmittal. [1]

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. [1]

(a)(1)(v)	Form of Notice of Withdrawal. [1]

(a)(5)(iii)	Press Release issued on April 3, 2018. [1]

(a)(5)(iv)	Press Release issued on May 3, 2018 (filed herewith).

(d)(iii)	Standstill Agreement dated July 11, 2017. [1]

[1]	Previously filed on Schedule TO via EDGAR on April 3, 2018 and incorporated herein by reference.